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                         Wheeling-Pittsburgh Corporation
                               1134 Market Street
                               Wheeling, WV 26003


                                  July 24, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      Re:   Wheeling-Pittsburgh Corporation (File No. 000-50300);
            Request for Withdrawal of Registration Statement on Form 10

Ladies and Gentlemen:

      Reference is made to the Registration Statement on Form 10 (the "Form 10") filed by Wheeling-Pittsburgh Corporation (the "Company") with the Securities and Exchange Commission (the "SEC") on May 30, 2003.

      The Company notes that, pursuant to Section 12(g)(1)(B) of the Securities Exchange Act of 1934, as amended, the Form 10 will automatically become effective on July 29, 2003, if not earlier withdrawn. In order to prevent the Form 10 from automatically becoming effective before such time as the Company has revised the Form 10 to respond to comments received from the staff of the SEC and to otherwise update the information contained therein, the Company hereby applies to withdraw the Form 10, effective as of the date of this letter.

      The Company expects to file a new Registration Statement on Form 10, substantially similar to the Form 10, but revised as described above, as soon as practicable.

      Please feel free to call Barry N. Hurwitz of Bingham McCutchen LLP at 617-951-8267 with any questions regarding the foregoing.


                                    Very truly yours,

                                    WHEELING-PITTSBURGH CORPORATION


                                    By:    /s/ Paul J. Mooney
                                           -------------------------------------
                                    Name:  Paul J. Mooney
                                    Title: Executive Vice President & CFO